UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THE INFORMATION SET FORTH IN THIS REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K (INCLUDING THE CONTENT OF EXHIBIT 99.1 HERETO) IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM S-8 (SEC FILE NO. 333-177834) AND FORM F-3 (SEC FILE NO. 333-187185), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items:

1.	Sapiens International Corporation N.V. (“Sapiens”) Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement, each dated November 21, 2013, and related Proxy Card for use in connection with such meeting, being mailed to the shareholders of Sapiens in connection with Sapiens’ 2013 Annual General Meeting of Shareholders, which is scheduled to be held on December 19, 2013, annexed as Exhibit 99.1 hereto.

Exhibits

Exhibit 99.1	Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement, each dated November 21, 2013, and related Proxy Card for use in connection with the 2013 Annual General Meeting of Shareholders of Sapiens, scheduled to be held on December 19, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V. (Registrant)

Date: November 21, 2013	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer